575 Madison Avenue
New York, NY 10022
212-940-8800 tel
212.940.8776 fax

PETER J. SHEA
peter.shea@kattenlaw.com
212-940-6447 direct
212-894-5724 fax

March 4, 2011

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Post-Effective Amendment No. 15 to Registration on Form N-1A
IndexIQ ETF Trust
Registration Nos.: 333-152915 and 811-22227

Dear Ladies and Gentlemen:

     On behalf of our client, IndexIQ ETF Trust (the “Trust”), we are filing with this correspondence Post-Effective Amendment No. 15 (the “Amendment”) to the registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following exchange traded funds:

IQ Mexico Small Cap ETF
IQ Asian Tigers ETF
IQ Asian Tigers Consumer ETF
IQ Asian Tigers Small Cap ETF
IQ Asia Pacific ex-Japan Small Cap ETF
IQ Australia Mid Cap ETF
IQ Canada Mid Cap ETF
IQ Japan Mid Cap ETF
IQ Emerging Markets Mid Cap ETF
IQ Global Precious Metals Small Cap ETF
IQ U.S. Real Estate Small Cap ETF

which are each a series of the Trust, under the Securities Act of 1933 and the Investment Company Act of 1940.

March 4, 2011

Please do not hesitate to contact me at (212) 940-6447 if you have any questions or comments with respect to the enclosed filing.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea

Enclosures
cc (w/enclosures):	Mr. Gregory D. Bassuk
Mr. David Fogel
Mr. Adam S. Patti
Mr. John M. Ganley